UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SMART MOVE, INC.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
831920103
(CUSIP Number)
Thomas P. Grainger
PO Box 7
Saratoga, WY 82331
(307) 328-8080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	831920103

1	NAMES OF REPORTING PERSONS Thomas P. Grainger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Wyoming, USA

	7	SOLE VOTING POWER

NUMBER OF		62,275,519(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,275,519(1) common stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,275,519 common stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

[35%](1) (2)

14	TYPE OF REPORTING PERSON

IN (3)
(1) The Reporting Person’s common shares owned or acquired at any time are subject to express agreements and covenants with the Issuer limiting the Reporting Person’s aggregate entitlement to vote such securities and voting power to no greater than the number of outstanding common shares representing 35% of the Issuer’s securities, notwithstanding holder’s disposition rights being applicable to a greater number of shares.
(2) Based on 32,508,250 shares of the Issuer’s Common Stock.
(3) This statement is the second amendment to form 13d originally filed by the Reporting Person with the Securities and Exchange Commission on September 25, 2008, as subsequently amended on March 6, 2009.

Item 1. Security and Issuer
This Schedule 13D relates to the Common Stock of Smart Move, Inc. (the “Issuer”), 5990 Greenwood Plaza Blvd Suite 390, Greenwood Village, CO 80111.
(a)-(c) This Statement on Schedule 13D is being filed by Thomas P. Grainger (the “Reporting Person”) who is not a director or an officer of the Issuer. The Reporting Person’s business address is
Thomas P. Grainger
PO Box 7
Saratoga, WY 82331
(307) 328-8080
(d)-(e) During the last five years, The Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person acquired all securities of the Issuer with his personal funds. The transaction requiring this report involve additional securities as to which the Reporting Person has a vested right of issuance of 5,000,000 shares as consideration for a bridge loan made pursuant to a bridge loan agreement having an extended maturity date of June 1, 2009.
Item 4. Purpose of Transaction
The Reporting Person acquired the voting securities and other securities described in Item 3 of this Statement on Schedule 13D, Amendment No. 2, solely for investment purposes and to provide bridge funding to support the Issuer’s objectives to continue implementing its business plan and continuing operations. Subject to the agreed limitations on the Reporting Person’s entitlement to vote securities as described in Item 1 above, the Reporting Person may purchase additional securities of the Issuer in the future. The Reporting Person may dispose of his securities of the Issuer from time to time in open market transactions (subject to Rule 144), in exempt private transactions or otherwise, as permitted by law.
The Reporting Person has agreed with the Issuer in connection with all holdings of securities by the Reporting Person that neither he nor any of his “affiliates” (as defined in Rule 144 of the Securities Act) would at any time seek to own or acquire greater than thirty five percent (35%) of the total issued and outstanding shares of the Issuer or be acquired for the purpose of causing or enabling any actual “change of control.” The term “change of control” as defined in the Reporting Person’s agreements with the Company includes but is not limited to: i) any consolidation, merger or other business combination of the Issuer with any entity in which the voting stockholders of the Issuer prior to the event cease to own 50% or more of the voting stock after the event (including any “going private” transaction under Rule 13e-3 promulgated pursuant to the Exchange Act), (ii) any tender offer by the Issuer under Rule 13e-4 promulgated pursuant to the Exchange Act for 20% or more of the Issuer’s Common Stock, (iii), there is a replacement of more than one-half of the members of the Issuer’s Board of Directors which is not approved by those individuals who are members of the Issuer’s Board of Directors prior to the transaction; or(iv) cause or enable a sale or transfer of all or substantially all of the assets of the Issuer to occur.
The Reporting Person does not have any plans or proposals which relate to or result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material changes in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
The securities owned by the Reporting Person constitute a beneficial ownership of approximately 75 % of the Issuer’s Common Stock, $.0001 par value. The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by him, except that he may not exercise voting rights with respect to greater than 35% of voting securities outstanding. The Reporting Person acquired the Common Stock beneficially owned by the Reporting Person as a result of prior purchases and transactions previously disclosed in a Schedule 13D, as amended, filed by the Reporting Person and in Form 4 reports filed under Section 16. No other person has the right to receive or the power to direct the receipt of any dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7. Material to Be Filed as Exhibits
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2009
BY:	/s/ Thomas P. Grainger
Thomas P. Grainger